Exhibit 99.2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA

IMPERIAL TOBACCO GROUP PLC

Imperial Tobacco Group PLC announces that at the Extraordinary General Meeting of the Company held on 13 August 2007 the Resolution: (a) to approve the acquisition of Altadis, S.A.; (b) to increase the authorised share capital of the Company; (c) to authorise the Directors to allot relevant securities; and (d) to disapply section 89(1) of the Companies Act 1985, as set out in the Notice of Extraordinary General Meeting dated 18 July 2007 was duly passed by the requisite majority on a poll.

The voting of those members who returned proxy forms for the special resolution passed at the EGM is summarised in the following table:

VOTES FOR	PERCENTAGE FOR	VOTES AGAINST	VOTES TOTAL	VOTES WITHHELD
512,998,740	99.82	943,847	513,942,587	993,370

The making of the Proposed Offer remains conditional on the approval of the Proposed Offer by the relevant Spanish regulator, the CNMV.

Notes
1.	The ‘For’ vote includes those giving the Chairman discretion and the percentage is rounded to two decimal places.
2.	‘Votes withheld’ are not counted when deciding whether or not a resolution is carried.
3.	The Resolution is a Special Resolution.
4.	The total number of Ordinary Shares in issue excluding shares held as Treasury Shares as at 6.00pm on 11 August 2007 was 677,483,921.

Enquiries

Imperial Tobacco	Alex Parsons (Group Media Relations Manager)	+44(0) 7967 467 241
	John Nelson-Smith (Investor Relations Manager)	+44(0) 117 933 7032

Citi	Ian Carnegie Brown	+44(0)20 7986 4000
Ian Hart
Mark Todd

Hoare Govett	Hugo Fisher	+44 (0)20 7678 8000
Paul Nicholls

Lehman Brothers	Ludovico del Balzo	+44(0) 20 7102 1000
Adrian Fisk

Morgan Stanley	Gavin McDonald	+44(0)20 7425 5000
Paul Baker

Banco Santander	Filipe Ribeiro-Ferreira	+34(0) 91 289 3371
Georg Orssich

Words and expressions defined in the Circular to Shareholders dated 18 July 2007 have the same meaning when used in this announcement, unless the context requires otherwise.

Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com

This press release is not an offer of securities for sale in the United States.  The securities of Imperial Tobacco may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.